Via Facsimile and U.S. Mail
Mail Stop 4720

December 30, 2009

Ms. Hong Bu
Chief Financial Officer
China Kangtai Cactus Bio-Tech, Inc.
99 Taibei Road
Harbin, Heilongjiang Province,
P.R. China 150025

Re: China Kangtai Cactus Bio-Tech, Inc.
Form 10-K for the Period Ended December 31, 2008
Filed April 15, 2009
Form 10-Q for the Period Ended June 30, 2009
File No. 0-33097

Dear Ms. Bu:

We have completed our review of your Form 10-K for December 31, 2008 and Form
10-Q for June 30, 2009 and have no further comments at this time.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief Accountant